Pricing Supplement dated November 14, 2006	Rule 424(b)(3)
(to the Prospectus dated March 7, 2006	Registration Statement No. 333-132201
and Prospectus Supplement dated March 7, 2006)

Toyota Motor Credit Corporation

MEDIUM-TERM NOTES, SERIES B
0.50% Equity-Linked Principal Guaranteed Notes Due 2013

  We will pay interest on the notes at the rate of 0.50% per annum.
  At maturity, you will receive the principal amount of the note plus a supplemental redemption amount, if any, equal to the product of the principal amount of the note times a participation rate of 103.58% times the percentage, if any, by which the final reference value exceeds the initial reference value.
    The initial reference value will equal $1,393.22, the closing value of the S&P 500 Index on November 14, 2006.
    The final reference value will equal the closing value of the S&P 500 Index on November 14, 2013.
  If the final reference value of the S&P 500 Index is less than or equal to the initial reference value, you will receive only the principal amount of your notes plus interest and will not receive any supplemental redemption amount.
  Investing in the notes is not equivalent to investing in the S&P 500 Index or its component stocks.
  The notes will be offered in denominations of $10,000 and larger multiples of $5,000.
  The notes will not be listed on any securities exchange.
  The CUSIP number for the notes is 89233PZU3.

You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.” You should read this pricing supplement together with the prospectus dated March 7, 2006, as supplemented by the prospectus supplement dated March 7, 2006 relating to the notes. If the description of this offering varies between this pricing supplement and the aforementioned prospectus or prospectus supplement, the information in this pricing supplement will control.

The notes involve risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on PS-6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE 100% PER NOTE

	Price to Public	Agent’s Commissions	Proceeds to Company

Per note	100%	(1)	100%
Total	$40,000,000	(1)	40,000,000

(1)	Deutsche Bank AG, London Branch, an affiliate of Deutsche Bank Securities Inc., will enter into a hedging transaction with Toyota Motor Credit Corporation, or TMCC, in connection with the offering of the notes. The hedging transaction represents the consideration paid by TMCC to Deutsche Bank Securities Inc. for underwriting the notes.

Deutsche Bank Securities

     For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of Notes—Supplemental Information Concerning Plan of Distribution.”

     No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the notes we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

     The notes offered are medium-term debt securities of Toyota Motor Credit Corporation, or TMCC. The return on the notes is based on the performance of the S&P 500 Index®. These notes combine features of debt and equity by offering 100% protection of the principal amount of the notes with the opportunity to participate in the upside potential of the underlying S&P 500 Index®. The notes have been designed for investors who are willing to forgo market interest rates on our straight debt in exchange for a supplemental amount based on the percentage increase, if any, of the final reference value over the initial reference value multiplied by a participation rate of 103.58% .

     “Standard & Poor’s®,” “S&P®”, “S&P 500®” and “S&P 500 Index®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by TMCC and Deutsche Bank Securities Inc.

Each note is offered at its principal amount

We are offering you our 0.50% Equity-Linked Principal Guaranteed Notes Due 2013, which we refer to as the notes. The issue price of each note is its principal amount. The notes will be issued in denominations of $10,000 principal amount and larger multiples of $5,000.

The original issue price of the notes includes the cost of hedging our obligations under the notes. The fact that the original issue price of the notes reflects these hedging costs is expected to adversely affect the secondary market prices of the notes. See “Risk Factors— The benefit to Deutsche Bank AG, London Branch from providing a hedge to us is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

Interest Rate	0.50% per annum, paid annually on each November 29, commencing November 29, 2007.

Payment at maturity

At maturity, for each note you hold, you will receive the principal amount of the note plus interest, plus a supplemental redemption amount if the final reference value of the S&P 500 Index is greater than the initial reference value. The initial reference value is $1,393.22, the closing value of the S&P 500 Index on November 14, 2006, which we refer to as the initial reference valuation date. The final reference value will be the closing value of the S&P 500 Index on November 14, 2013, which we refer to as the determination date. If the determination date is not a trading day or if a market disruption event occurs on that day, the determination date of the notes will be postponed. If the second trading day after the determination date as postponed is after the maturity date, the maturity date of the notes will be postponed until the second scheduled trading day following the determination date as postponed. In no event, however, will the payment at maturity be less than the principal amount of the note.

100% Principal Protection

At maturity, we will pay you the principal amount of the note plus interest, plus the supplemental redemption amount, if any.

The Supplemental Redemption Amount Based on the S&P 500 Index

The supplemental redemption amount for a note will be equal to the product of the principal amount of the note times the participation rate of 103.58% times the percentage, if any, by which the final reference value exceeds the initial reference value. If the final reference value is greater than the initial reference value, the supplemental redemption amount will be calculated as follows:

supplemental		principal		(final reference value -
redemption	=	amount of	x 103.58% x	initial reference value)
amount		the note		initial reference value

where
initial reference	=	$1,393.22, the closing value of the S&P 500 Index on November 14,
value		2006, the initial reference valuation date
final reference value	=	the closing value of the S&P 500 Index on November 14, 2013, the determination date, as calculated by the calculation agent

If the final reference value is less than or equal to the initial reference value, the supplemental redemption amount will be zero. In that case, you will receive only the principal and interest amounts of each note that you hold and will not receive any supplemental redemption amount.

You can review the historical values of the S&P 500 Index in the section of this pricing supplement called “Description of Notes—Historical Information.” The payment of dividends on the stocks that underlie the S&P 500 Index is not reflected in the level of the S&P 500 Index and, therefore, has no effect on the calculation of the payment at maturity.

Deutsche Bank AG, London Branch will be the calculation agent

Deutsche Bank AG, London Branch will act as “Calculation Agent” for the trustee for our notes. The Calculation Agent will determine the final reference value, the percentage change in the S&P 500 Index and the supplemental redemption amount, if any, you will receive at maturity.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement) even though such yield will be higher than the stated interest of the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange of the notes (including redemption at maturity) generally will be treated as ordinary income. Please read carefully the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.”

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation—Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the notes

The notes are notes issued as part of our Series B medium-term note program. You can find a general description of our Series B medium-term note program in the accompanying prospectus supplement dated March 7, 2006. We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of the Notes—Indexed Notes.”

Because this is a summary, it does not contain all the information that may be important to you. For a detailed description of the terms of the notes, you should read the “Description of Notes” section in this pricing supplement. You should also read about some of the risks involved in investing in notes in the section called “Risk Factors.” The tax treatment of investments in index-linked notes such as these differs from that of investments in ordinary debt securities. See the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the notes.

RISK FACTORS

     Investing in the notes is not equivalent to investing directly in ordinary debt securities or the S&P 500 Index. This section describes some of the risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

The return on your investment may be lower than on an ordinary debt security.

     Because the supplemental redemption amount due at maturity may equal zero, the return on your investment in the notes (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security bearing a current market rate of interest. The fixed rate of interest payable on the notes is lower than current market rates and may not compensate you for the time value of your money. The notes have been designed for investors who are willing to forgo market interest rates on the notes in exchange for a supplemental amount based on the percentage increase, if any, of the final reference value over the initial reference value.

The notes may not pay more than the principal amount at maturity.

     If the final reference value is less than or equal to the initial reference value, you will receive only the principal amount plus interest of each note you hold at maturity.

The notes will not be listed.

     The notes will not be listed on any exchange. Therefore, there may be little or no secondary market for the notes. Deutsche Bank Securities Inc. currently intends to act as a market maker for the notes but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank Securities Inc. is willing to transact. If at any time Deutsche Bank Securities Inc. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.

The market price of the notes will be influenced by many unpredictable factors.

     Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which Deutsche Bank Securities Inc. may be willing to purchase or sell the notes in the secondary market, including:

  the value of the S&P 500 Index;

  the volatility (frequency and magnitude of changes in value) of the S&P 500 Index;

  interest and yield rates in the market;

  geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the stocks underlying the S&P 500 Index or stock markets generally and that may affect the final reference value;

  the time remaining to the maturity of the notes;

  the dividend rate on the stocks underlying the S&P 500 Index; and

  our creditworthiness.

     Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity. For example, you may have to sell your notes at a substantial discount from the principal amount if at the time of sale the S&P 500 Index is at, below or not sufficiently above the initial reference value or if market interest rates rise.

     You cannot predict the future performance of the S&P 500 Index based on its historical performance. We cannot guarantee that the final reference value will be higher than the initial reference value so that you will receive at maturity an amount in excess of the principal amount of the notes plus interest.

The benefit to Deutsche Bank AG, London Branch from providing a hedge to us is likely to adversely affect secondary market prices.

     Assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank Securities Inc. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, the benefit that Deutsche Bank AG, London Branch received from entering into a hedging transaction with us in connection with the issuance of the notes. In addition, any such prices may differ from values determined by pricing models used by Deutsche Bank Securities Inc. as a result of dealer discounts, mark-ups or other transaction costs.

Investing in the notes is not equivalent to investing in the S&P 500 Index.

     Investing in the notes is not equivalent to investing in the S&P 500 Index or its component stocks. The payout you receive at maturity on the notes will be based on the closing value of the S&P 500 Index on the determination date.

You have no shareholder rights.

     As an investor in the notes, you will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the S&P 500 Index.

Adjustments to the S&P 500 Index could adversely affect the value of the notes.

     Standard & Poor’s Corporation, or S&P®, is responsible for calculating and maintaining the S&P 500 Index. S&P can add, delete or substitute the stocks underlying the S&P 500 Index or make other methodological changes that could change the value of the S&P 500 Index. S&P may discontinue or suspend calculation or dissemination of the S&P 500 Index. Any of these actions could adversely affect the value of the notes.

     S&P may discontinue or suspend calculation or publication of the S&P 500 Index at any time. In these circumstances, Deutsche Bank AG, London Branch, as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued S&P 500 Index. Deutsche Bank AG, London Branch and its affiliates could have an economic interest that is different than that of investors in the notes insofar as, for example, Deutsche Bank AG, London Branch is not precluded from considering indices that are calculated and published by Deutsche Bank Securities Inc. or any of its other affiliates. If Deutsche Bank AG, London Branch determines that there is no appropriate successor index, at maturity the payout on the notes will be an amount based on the closing prices of the stocks underlying the S&P 500 Index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating the S&P 500 Index last in effect prior to discontinuance of the S&P 500 Index.

The economic interests of the calculation agent are potentially adverse to your interests.

     The economic interests of the calculation agent are potentially adverse to your interests as an investor in the notes.

     As calculation agent, Deutsche Bank AG, London Branch will determine the final reference value and calculate the supplemental redemption amount, if any, you will receive at maturity. Determinations made by Deutsche Bank AG, London Branch, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of any index closing value in the event of a discontinuance of the S&P 500 Index, may affect the payout to you at maturity. See the sections of this pricing supplement called “Description of Notes—Market Disruption Event” and “—Discontinuance of the S&P 500 Index; Alteration of Method of Calculation.”

     The original issue price of the notes reflects the benefit to the calculation agent – Deutsche Bank AG, London Branch – of providing a hedge to us in connection with the issuance of the notes. Deutsche Bank AG, London Branch expects to make a profit on the hedge.

Hedging, stabilizing and trading activity by the calculation agent and its affiliates could potentially adversely affect the value of the S&P 500 Index.

     The calculation agent and its affiliates have carried out, and will continue to carry out, hedging activities related to the notes (and possibly to other instruments linked to the S&P 500 Index or its component stocks), including trading in the stocks underlying the S&P 500 Index as well as in other instruments related to the S&P 500 Index or its underlying stocks. The calculation agent and its affiliates also trade the stocks underlying the S&P 500 Index and other financial instruments related to the S&P 500 Index and the underlying stocks on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging, stabilizing or trading activities as of the date of this pricing supplement could potentially have increased the initial reference value and, as a result, could have increased the value at which the S&P 500 Index must close on the determination date before you receive a payment at maturity that exceeds the principal amount on the notes. Additionally, such hedging, stabilizing or trading activities during the term of the notes could potentially affect the value of the S&P 500 Index on the determination date and, accordingly, the amount of cash you will receive at maturity.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes.

     You should also consider the tax consequences of investing in the notes. The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement) even though such yield will be higher than the stated interest of the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. Please read carefully the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.”

     If you are a non-U.S. investor, please also read the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation— Tax Consequences to Non-U.S. Holders.”

     You are urged to consult your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

HYPOTHETICAL PAYOUTS ON THE NOTES

     At maturity, if the final reference value is greater than the initial reference value, for each note that you hold, you will receive a supplemental redemption amount in addition to the principal amount of the note plus interest. The supplemental redemption amount will be calculated on the determination date and is equal to the product of the principal amount of the note times the participation rate of 103.58% times the percentage, if any, by which the final reference value exceeds the initial reference value.

     In addition, you will receive interest on the notes at the rate of 0.50% per annum.

     Presented below is a hypothetical example showing how the payout on the notes, including the supplemental redemption amount, is calculated.

     Examples:

         The final reference value is 50% greater than the initial reference value.

Hypothetical Initial Reference Value:	1,200
Hypothetical Final Reference Value:	1,800

Supplemental Redemption			1,800 – 1,200
Amount per $10,000	=	$10,000 x 1.0358 x	1,200	=	$5,179
principal amount of notes

     In the example above, the total payout at maturity per $10,000 principal amount of notes will equal $15,179, which is the sum of the principal amount of $10,000 and a supplemental redemption amount of $5,179.

         The final reference value is less than the initial reference value.

Supplemental Redemption
Amount per $10,000	=	0
principal amount of notes

     In the example above, the total payout at maturity per $10,000 principal amount of notes will equal $10,000, which is the sum of the principal amount of $10,000 and a supplemental redemption amount of zero.

     The supplemental redemption amount, if any, is based on the final reference value, which equals the index closing value of the S&P 500 Index on November 14, 2013, the determination date. Because the value of the S&P 500 Index may be subject to significant fluctuations over the term of the notes, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity.

You can review the historical values of the index for the period from January 1, 2000 through November 14, 2006 in the section of this pricing supplement called “Description of Notes—Historical Information.” You cannot predict the future performance of the S&P 500 Index based on its historical performance.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. In this pricing supplement, the terms “we,” “us” and “our” refer to TMCC.

Aggregate Principal Amount Original Issue Date (Settlement Date) Initial Reference Valuation Date Maturity Date

$40,000,000

November 29, 2006

November 14, 2006

November 29, 2013, subject to extension in accordance with the following paragraph in the event of a Market Disruption Event on the Determination Date for calculating the Final Reference Value.

If, due to a Market Disruption Event or otherwise, the Determination Date is postponed so that it falls less than two scheduled Trading Days prior to the scheduled Maturity Date, the Maturity Date will be the second scheduled Trading Day following the Determination Date as postponed. See “—Determination Date” below.

Specified Currency CUSIP Number Denominations Issue Price Interest Rate	U.S. dollars 89233PZU3 $10,000 principal amount (minimum) and larger multiples of $5,000 100% of the principal amount 0.50% per annum, paid annually on each November 29, commencing November 29, 2007

Regular Record Dates	For each interest payment date, fifteen calendar days, whether or not a Business Day, prior to the applicable interest payment date

Maturity Redemption Amount

At maturity, upon delivery of the notes to the Trustee, we will pay with respect to each note an amount in cash equal to the principal amount of the note plus interest plus the Supplemental Redemption Amount, if any, as determined by the Calculation Agent.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to each $5,000 principal amount of notes, on or prior to 11:00 a.m. on the Trading Day preceding the Maturity Date (but if such Trading Day is not a Business Day, prior to the close of business on the Business Day preceding the Maturity Date), and (ii) deliver the aggregate cash amount due with respect to the notes to the Trustee for delivery to DTC, as holder of the notes, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Description of the Notes—Book-Entry Notes” in the accompanying prospectus supplement.

Supplemental Redemption Amount

The Supplemental Redemption Amount will be equal to the product of the principal amount of the note times the participation rate of 103.58% times the Index Percent Change. If the Final Reference Value is less than or equal to the Initial Reference Value, the Supplemental Redemption Amount will be zero. The Calculation Agent will calculate the Supplemental Redemption Amount on the final Determination Date.

Index Percent Change

The Index Percent Change is a fraction, the numerator of which will be the Final Reference Value minus the Initial Reference Value and the denominator of which will be the Initial Reference Value. The Index Percent Change is described by the following formula:

(Final Reference Value – Initial Reference Value) Initial Reference Value

Initial Reference Value	$1,393.22, the Index Closing Value on November 14, 2006, the Initial Reference Valuation Date.

Final Reference Value	The Index Closing Value on the Determination Date of November 14, 2013, as calculated by the Calculation Agent on the Determination Date.

Index Closing Value

The Index Closing Value on any Trading Day will equal the closing value of the S&P 500 Index or any Successor Index (as defined under “—Discontinuance of the S&P 500 Index; Alteration of Method of Calculation” below) published at the regular weekday close of trading on that Trading Day. In certain circumstances, the Index Closing Value will be based on the alternate calculation of the S&P 500 Index described under “—Discontinuance of the S&P 500 Index; Alteration of Method of Calculation.”

In this “Description of Notes,” references to the S&P 500 Index will include any Successor Index, unless the context requires otherwise.

Determination Date

The Determination Date will be November 14, 2013, subject to adjustment for non-Trading Days or Market Disruption Events as follows:

If November 14, 2013 (the Determination Date) is not a Trading Day or if there is a Market Disruption Event on such day, the final Determination Date will be the immediately following Trading Day during which no Market Disruption Event shall have occurred.

Trading Day

A day, as determined by the Calculation Agent, on which trading is (or, but for the occurrence of a Market Disruption Event, would have been) generally conducted on the New York Stock Exchange, Inc. (“NYSE”), the American Stock Exchange LLC (“AMEX”), the Nasdaq National Market, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States, other than a day on which trading on any of such exchanges is scheduled to close prior to its regular weekday closing time.

No Third Party Guarantee

The notes will be obligations solely of TMCC and will not be obligations of, or directly or indirectly guaranteed by, Toyota Motor Corporation, Toyota Financial Services Corporation or any of their affiliates.

Book Entry Note or Certificated Note

The notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the notes. Your beneficial interest in the notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the notes, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “Description of the Notes—Book-Entry Notes” in the accompanying prospectus supplement and “Description of Debt Securities—Global Securities” in the accompanying prospectus.

Trustee Market Disruption Event

Deutsche Bank Trust Company Americas

Market Disruption Event means, with respect to the S&P 500 Index:

      (i) the occurrence or existence of a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the level of the S&P 500 Index (or the Successor Index) on the Relevant Exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such Relevant Exchange; or a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the level of the S&P 500 Index (or the Successor Index) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange traded funds related to the S&P 500 Index (or the Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the Calculation Agent in its sole discretion; and

     (ii) a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge with respect to the notes.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the S&P 500 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the S&P 500 Index shall be based on a comparison of (x) the portion of the value of the S&P 500 Index attributable to that security relative to (y) the overall value of the S&P 500 Index, in each case immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a Market Disruption Event, (3) limitations pursuant to the rules of any Relevant Exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in futures or options contracts on the S&P 500 Index by the primary securities market trading in such contracts by reason of (a) a price change exceeding limits set by such exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the S&P 500 Index and (5) a “suspension, absence or material limitation of trading” on any Relevant Exchange or on the primary market on which futures or options contracts related to the S&P 500 Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Relevant Exchange	Relevant Exchange means the primary exchange or market of trading for any security then included in the S&P 500 Index or any Successor Index, all as determined by the Calculation Agent.

Calculation of Acceleration Amount in Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable for each note upon any acceleration of the notes (the “Acceleration Amount”) will be equal to the principal amount of the notes accelerated plus the Supplemental Redemption Amount, if any, based on a Final Reference Value equal to the Index Closing Value on the date of acceleration.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the notes as promptly as possible and in no event later than two Business Days after the date of such acceleration.

Calculation Agent

Deutsche Bank AG, London Branch

The Calculation Agent will determine the Supplemental Redemption Amount, if any, the Final Reference Value and any Market Disruption Event and all determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Supplemental Redemption Amount, if any, will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is an affiliate of the party providing us with a hedge for our obligations under the notes, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Reference Value, the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. See “— Market Disruption Event” above and “—Discontinuance of the S&P 500 Index; Alteration of Method of Calculation” below. Deutsche Bank AG, London Branch is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment. We may appoint a successor Calculation Agent, in our sole discretion, at any time in accordance with the provision hereunder and without any notice to holders.

The S&P 500 Index

We have derived all information contained in this pricing supplement regarding the S&P 500 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by S&P. The S&P 500 Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500 Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the value of the S&P 500 Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the “Component Stocks”) as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the “Market Value” of any Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such Component Stock. As discussed below, in 2005, the official S&P U.S. indices moved to a float adjustment methodology to calculate the Market Value. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely-held and the Market Value and trading activity of the common stock of that company.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500 Index’s base period of 1941-43 (the “Base Period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total Market Value of the Component Stocks by a number called the “Index Divisor.” By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it is the only link to the original base period value of the S&P 500 Index. The Index Divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index (“Index Maintenance”).

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the value of the S&P 500 Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500 Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the value of the S&P 500 Index remains constant. This helps maintain the value of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index does not reflect the corporate actions of individual companies in the S&P 500 Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500 Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require Index Divisor adjustments.

The table below summarizes the types of S&P 500 Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required

Stock split (i.e., 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No

Share issuance (i.e., change ≥ 5%)	Shares Outstanding plus newly issued Shares	Yes

Share repurchase (i.e., change ≥ 5%)	Shares Outstanding minus Repurchased Shares	Yes

Special cash dividends	Share Price minus Special Dividend	Yes

Company Change	Add new company Market Value minus old company Market Value	Yes

Rights Offering	Price of parent company minus:	Yes
Price of Rights Rights Ratio

Spin-Off	Price of parent company minus:	Yes
Price of Spinoff Co. Share Exchange Ratio

Stock splits and stock dividends do not affect the Index Divisor of the S&P 500 Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the “Post-Event Aggregate Market Value”). In order that the level of the S&P 500 Index (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor (“New Divisor”) is derived as follows:

Post-Event Aggregate Market Value New Divisor	=	Pre-Event Index Value

New Divisor	=	Post-Event Aggregate Market Value Pre-Event Index Value

A large part of the S&P 500 Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500 Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500 Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500 Index. In addition, any changes over 5% in the current common shares outstanding for the S&P 500 Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

The official S&P U.S. indices moved to a float adjustment methodology in 2005 so that the indices reflect only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by other publicly traded companies, venture capital firms, private equity firms, strategic partners or leveraged buyout groups; government entities; or other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons.

In this pricing supplement, unless the context requires otherwise, references to the S&P 500 Index will include any Successor Index and references to S&P will include any successor to S&P.

Discontinuance of the S&P 500 Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500 Index and S&P or another entity publishes a successor or substitute index that Deutsche Bank AG, London Branch, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued S&P 500 Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Value will be determined by reference to the value of such Successor Index at the regular weekday close of trading on the Trading Day that any Index Closing Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee and to DTC, as holder of the notes, within three business days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If S&P discontinues publication of the S&P 500 Index prior to, and such discontinuance is continuing on, the date that any Index Closing Value is to be determined and Deutsche Bank AG, London Branch, as the Calculation Agent, determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Index Closing Value for such date. The Index Closing Value will be computed by the Calculation Agent in accordance with the formula for calculating the S&P 500 Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the Relevant Exchange on such date of each security most recently constituting the S&P 500 Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the S&P 500 Index may adversely affect the value of the notes.

If at any time the method of calculating the S&P 500 Index or a Successor Index, or the value thereof, is changed in a material respect, or if the S&P 500 Index or a Successor Index is in any other way modified so that such index does not, in the opinion of Deutsche Bank AG, London Branch, as the Calculation Agent, fairly represent the value of the S&P 500 Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index Closing Value is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the S&P 500 Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Final Reference Value with reference to the S&P 500 Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500 Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent will adjust such index in order to arrive at a value of the S&P 500 Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Historical Information

The following table sets forth the published high and low Index Closing Values, as well as end-of-quarter Index Closing Values, of the S&P 500 Index for each quarter in the period from January 1, 2000 through November 14, 2006. The Index Closing Value on November 14, 2006 was $1,393.22. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical values of the S&P 500 Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500 Index on the Determination Date. We cannot give you any assurance that the Final Reference Value will be higher than the Initial Reference Value so that you will receive a payment in excess of the principal amount for your notes at maturity.

	S&P 500 Index
	High	Low	Period End

2000
First Quarter	1,527.46	1,333.36	1,498.58
Second Quarter	1,516.35	1,356.56	1,454.60
Third Quarter	1,520.77	1,419.89	1,436.51
Fourth Quarter	1,436.28	1,264.74	1,320.28
2001
First Quarter	1,373.73	1,117.58	1,160.33
Second Quarter	1,312.83	1,103.25	1,224.42
Third Quarter	1,236.72	965.80	1,040.94
Fourth Quarter	1,170.35	1,038.55	1,148.08
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33

Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29

2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter (through
November 14, 2006)	1,393.22	1,331.32	1,384.42

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the notes will be used for general corporate purposes.

On the date of this pricing supplement, we hedged our anticipated exposure in connection with the notes by entering into a swap with Deutsche Bank AG, London Branch, an affiliate of Deutsche Bank Securities Inc. We believe that our counterparty will hedge its risk by taking positions in the S&P 500 Index. This activity could potentially have increased the value of the S&P 500 Index, and therefore effectively have increased the level of the S&P 500 Index that must prevail on the Determination Date in order for you to receive at maturity a payment that exceeds the principal amount of the notes. In addition, the counterparty providing us with the swap is likely to modify its hedge position throughout the life of the notes, including on the Determination Date, by purchasing and selling the stocks underlying the S&P 500 Index, futures or options contracts or exchange traded funds on the S&P 500 Index or its component stocks listed on major securities markets or positions in any other available securities or instruments that it may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Determination Date. We cannot give any assurance that our hedging activity will not affect the value of the S&P 500 Index, and, therefore, adversely affect the value of the notes or the payment that you will receive at maturity.

Market Making

Deutsche Bank Securities Inc. may, but is not obligated to, provide bids on Reuters and Bloomberg screens to facilitate sell backs from the investor. Deutsche Bank Securities Inc. may, but is not obligated to, quote indicative valuation prices during the life of the note.

Supplemental Information Concerning Plan of Distribution

Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover of this pricing supplement. The Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of this pricing supplement. We expect to deliver the notes against payment therefor in New York, New York on November 29, 2006. After the initial offering, the Agent may vary the offering price and other selling terms from time to time.

In order to facilitate the offering of the notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the Agent may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. The Agent must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, notes or the individual stocks underlying the S&P 500 Index in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of notes. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

License Agreement between S&P and us

S&P and Deutsche Bank AG, New York Branch, on behalf of itself and its branches, affiliates and subsidiaries, which include Deutsche Bank Securities Inc., have entered into a non-exclusive license agreement permitting the sublicense to us, and we have entered into a non-exclusive sublicense agreement with Deutsche Bank Securities Inc., providing for the sublicense to us, of the right to use the S&P 500 Index® , which is owned and published by S&P, in connection with certain securities, including the notes.

The sublicense agreement between S&P and us provides that the following language must be set forth in this pricing supplement:

The notes are not sponsored, endorsed, sold or promoted by The S&P Stock Market, Inc. (including its affiliates) (S&P, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the notes. The Corporations make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500 Index® to track general stock market performance. The Corporations’ only relationship to Deutsche Bank Securities Inc. and us (the “Licensee”) is in the licensing of the S&P 500® , S&P 500 Index® and S&P® trademarks or service marks and certain trade names of the Corporations and the use of the S&P 500 Index® which is determined, composed and calculated by S&P without regard to the

Licensee or the notes. S&P has no obligation to take the needs of the Licensee or the owners of the notes into consideration in determining, composing or calculating the S&P 500 Index® . The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. The Corporations have no obligation or liability in connection with the administration, marketing or trading of the notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX® OR ANY DATA INCLUDED THEREIN AND THE CORPORATIONS SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX® OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX® OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The “S&P® ,” “S&P 500® ” and “S&P 500 Index® ” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Deutsche Bank Securities Inc. and us. The notes are not sponsored, endorsed, sold or promoted by the Corporations and the Corporations make no representation regarding the advisability of investing in the notes.

United States Federal Income Taxation

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at their issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

  a financial institution;
  a “regulated investment company” as defined in Code Section 851;
  a “real estate investment trust” as defined in Code Section 856;
  a tax-exempt entity;
  a dealer in securities or foreign currencies;
  a person holding the notes as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction, or who has entered into a “constructive sale” with respect to the notes;
  a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
  a trader in securities who elects to apply a mark-to-market method of tax accounting; or a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies to you only if you are a “U.S. Holder” of notes. You are a “U.S. Holder” if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

  a citizen or resident of the United States;
  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The notes are “Contingent Notes” as described in the accompanying prospectus supplement and will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes. As a result, the notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a “comparable yield” for the notes. The “comparable yield” is the yield at which we could issue a fixed rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. We have determined that the “comparable yield” is an annual rate of 5.05%, compounded semi-annually.

Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. Based on our determination of the comparable yield, the “projected payment schedule” per $5,000 principal amount note consists of payments equal to $25.00 on each scheduled interest payment date (not including the scheduled maturity date) and a payment of $6,909.78 on the scheduled maturity date of the notes.

Based on our determination of the comparable yield and projected payment schedule, the following table states the amount of interest that will be deemed to have accrued with respect to a $5,000 principal amount note during each calendar year (assuming semi-annual accrual periods, and that the Supplemental Redemption Amount does not become fixed more than 6 months prior to the maturity of the notes):

	OID Deemed to	Total OID Deemed to
	Accrue During	have Accrued from
	Calendar Year	Original Issue Date
	(Per $5,000	(Per $5,000 Principal
	Principal	Amount) as of End of
Calendar Year	Amount)	Calendar Year

Original Issue Date through
December 31, 2006	$ 21.74	$ 21.74
January 1, 2007 through
December 31, 2007	$256.69	$ 278.43
January 1, 2008 through
December 31, 2008	$268.54	$ 546.97
January 1, 2009 through
December 31, 2009	$280.99	$ 827.97
January 1, 2010 through
December 31, 2010	$294.08	$1,122.05
January 1, 2011 through
December 31, 2011	$307.84	$1,429.89
January 1, 2012 through
December 31, 2012	$322.31	$1,752.20
January 1, 2013 through
the Maturity Date	$307.57	$2,059.78

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the Supplemental Redemption Amount on the notes (as described below).

Accordingly, subject to a sale, exchange or retirement of the notes, you will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the maturity date of the notes, that equals:

  the product of (i) the adjusted issue price of the notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the notes, adjusted for the length of the accrual period;
  divided by the number of days in the accrual period; and
  multiplied by the number of days during the accrual period that you held the notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a note is its issue price increased by any interest income previously accrued and decreased by the amount of all prior scheduled payments with respect to the note.

Upon a sale, exchange or retirement of a note (including at its maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note and decreased by the amount of any prior projected payments in respect of the note. You generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You are urged to consult your tax adviser regarding these limitations and reporting obligations.

Special rules will apply if the Supplemental Redemption Amount on the note becomes fixed more than six months prior to the Maturity Date. For purposes of the preceding sentence, the Supplemental Redemption Amount will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, in this case you would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the note. Your tax basis in the note and the character of any gain or loss on the sale of the note could also be affected. You are urged to consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a “Non-U.S. Holder” of notes. You are a “Non-U.S. Holder” if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

a nonresident alien individual; a foreign corporation; or a nonresident alien fiduciary of a foreign estate or trust.

You are not a “Non-U.S. Holder” if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a note.

Payments to you on the notes, and any gain realized on a sale or exchange of the notes, will be exempt from U.S. federal income tax (including withholding tax) provided generally that you have fulfilled the certification requirement described below and such amounts are not effectively connected with your conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements.

If you are engaged in a trade or business in the United States and if the income or gain on the note, if any, is effectively connected with your conduct of such trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on such income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, provided that interest on the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest paid on a note and the proceeds received from a sale, exchange or retirement of a note (including at its maturity) will be subject to information reporting if you are not an “exempt recipient” (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.